11023404

SEC Mail Processing Section

OCT 25 2011

Washington, DC 105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47101

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/10 (MM/DD/YY) AND ENDING 08/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WNC Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17782 SKY PARK CIRCLE
(No. and Street)

IRVINE (City) CA (State) 92614 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILFRED N. COOPER, JR. 1-714-662-5565 X115
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

3200 BRISTOL STREET, #400, (Address) COSTA MESA (City) CA (State) 92626 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILFRED N. COOPER, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WNC CAPITAL CORPORATION, as of AUGUST 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

(jurat attached)

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 20th day of October, 2011, by Wilfred N. Cooper, Jr.

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

J. KAAKE
COMM. # 1782687
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Expires Nov. 30, 2011
INM1

(Seal) Signature J. Kaake

BDO

Tel: 714-957-3200
Fax: 714-957-1080
www.bdo.com

3200 Bristol Street, 4th Floor
Costa Mesa, CA 92626

Independent Auditors' Report

To the Board of Directors
WNC Capital Corporation
Irvine, California

We have audited the accompanying statement of financial condition of WNC Capital Corporation (the "Company") as of August 31, 2011, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WNC Capital Corporation as of August 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I at page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO USA, LLP

October 20, 2011

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Financial Statements

WNC Capital Corporation

Statement of Financial Condition

August 31,		2011
Assets		
Cash	$	3,261,252
Commissions due from affiliates, net		177,411
Other		5,079
Total assets	$	3,443,742
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable	$	5,500
Accrued commissions		84,519
Unearned revenue		30,024
Due to parent, net		531,408
Total liabilities		651,451
Commitments and contingencies		
Stockholder's equity		
Common stock; no par value; 100,000 shares authorized; 1,400 shares issued and outstanding		25,500
Retained earnings		2,766,791
Total stockholder's equity		2,792,291
Total liabilities and stockholder's equity	$	3,443,742

See accompanying notes to financial statements.

WNC Capital Corporation

Statement of Operations

Year ended August 31,	2011
Revenues	
Commissions	$ 3,101,480
Organization fees	362,848
Dealer manager fees	196,807
Interest and other	4,392
Total revenues	3,665,527
Expenses	
Commissions	3,101,480
Licenses, fees, accounting and other	61,477
Total expenses	3,162,957
Income before income tax provision	502,570
Income tax provision	201,028
Net income	$ 301,542

See accompanying notes to financial statements.

WNC Capital Corporation

Statement of Changes in Stockholders' Equity

	Common Stock Shares	Common Stock Amount	Retained Earnings	Total Stockholder's Equity
Balance, September 1, 2010	1,400	$ 25,500	$ 2,465,249	$ 2,490,749
Net income	-	-	301,542	301,542
Balance, August 31, 2011	1,400	$ 25,500	$ 2,766,791	$ 2,792,291

See accompanying notes to financial statements.

WNC Capital Corporation

Statement of Cash Flows

Year ended August 31,		2011
Cash flows from operating activities		
Net income	$	301,542
Changes in operating assets and liabilities:		
Commissions due from affiliates, net		(18,713)
Other assets		2,468
Accounts payable		500
Accrued commissions		(49,193)
Unearned revenue		30,024
Net cash provided by operating activities		266,628
Cash flows from financing activities		
Due to parent, net		446,621
Net cash provided by financing activities		446,621
Net increase in cash		713,249
Cash, beginning of year		2,548,003
Cash, end of year	$	3,261,252

See accompanying notes to financial statements.

1. Organization and Summary of Significant Accounting Policies

General

WNC Capital Corporation (the "Company"), a California corporation, wholly-owned by WNC & Associates, Inc. ("WNC"), was organized on February 23, 1994 principally to facilitate the distribution of securities of partnerships offered by the affiliates of WNC. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides wholesaling services to affiliates of WNC. The Company does not carry customers' accounts or hold securities for the accounts of customers and accordingly operates under the exemptive provisions of Rule15c3-3(k)(2)(i) under the Securities and Exchange Act of 1934.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk

Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits. The Company has not experienced any losses to date related to these balances. All of the Company's non-interest bearing cash balances were fully insured at August 31, 2011 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning in 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and the Company's non-interest bearing cash balances may again exceed federally insured limits.

Risks and Uncertainties

Registration

The Company must register with state departments which govern compliance with securities laws in states where it does business. Various regulatory requirements exist in each state with which the Company must comply. Because of the various compliance laws, there is a risk that one or more regulatory authorities could determine that the Company has not complied with securities laws necessary for it to conduct business in a given state. Regulatory actions, if ever taken, could have a material adverse effect on the Company's financial condition and operating results.

Economic Dependence

The Company derives its revenues from the sale of limited partnership units of entities syndicated by WNC. Should WNC's syndication activity materially change, the results of operations of the Company could be materially impaired.

Recently Issued Accounting Pronouncements

On June 14, 2011, the PCAOB adopted rules to implement provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd Frank Act") which include a temporary rule to establish an interim inspection program of auditors of securities brokers and dealers and assess accounting support fees against brokers and dealers to fund PCAOB oversight of those entities. On August 18, 2011 the SEC approved the interim inspection and funding rules.

Fair Value Measurements

ASC 820, Fair Value Measurements, requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy for which these assets and liabilities must be grouped, based on significant levels of inputs as follows: Level 1 quoted prices in active market for identical assets or liabilities; Level 2 quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability, such as discounted cash flow models or valuations. The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company has no assets or liabilities that are subject to fair value measurement as August 31, 2011.

For certain of the Company's financial instruments, including cash and cash equivalents, commissions due, accounts payable and accrued commissions, the carrying amounts approximate fair value due to their short maturities.

Revenue Recognition

Commissions revenue and related expenses are recorded on a trade date basis (see Note 2). Dealer-manager, organizational fees, and investment advisory fees are recorded when the related services are performed and are recognized as income ratably as the partnerships invest in apartment complexes. Fees that are collectible pursuant to the terms of the partnership agreements, and which have not been earned as fee income, are deferred. The Company and WNC have a fee sharing arrangement for organizational fees whereby WNC allocates 40% of the total organizational fees earned for each partnership to the Company, not to exceed $75,000.

Income Taxes

Under the asset and liability method of ASC 740, *Income Taxes*, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective bases.

As the Company is a wholly owned subsidiary of WNC, the Company is included in the consolidated tax return of WNC. Federal and state income tax expense or benefit is allocated from WNC based on an approximate 40% effective income tax rate applied to income or loss before income taxes

and after adjustments for permanent items. The full amount of current income taxes payable is included in Due to Parent on the statement of financial condition.

Subsequent Events

Management has evaluated events that have occurred subsequent to the balance sheet date of August 31, 2011 through the date these financial statements were available to be issued, October 20, 2011, and have determined that there are no subsequent events that require disclosure under ASC 855-10.

2. Related Party Transactions

Commissions due from affiliates represents commissions earned by the Company which are due from an affiliate of WNC at August 31, 2011.

WNC provides certain administrative services, including use of office space and equipment, to the Company at no cost. Such services have not been significant through August 31, 2011.

All commissions and organization fees earned during the year ended August 31, 2011 were generated from services provided to WNC affiliates.

Due to Parent, net represents net money advanced from WNC for purposes of paying operating expenses of the Company and current income taxes payable.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At August 31, 2011, the Company had net capital of $2,609,801 which was $2,566,371 in excess of the required net capital. The Company's aggregate indebtedness to net capital ratio was 0.25 to 1 at August 31, 2011.

4. SEC Rules 15c3-3

Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Information Relating to Possession or Control Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

Supplemental Schedule

WNC Capital Corporation

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(4)

August 31,		2011
Computation of Net capital		
Stockholder's equity from the statement of financial condition	$	2,792,291
Deductions and charges		
Nonallowable assets:		
Commissions due from affiliates, net		177,411
Other		5,079
Total deductions and charges		182,490
Net capital	$	2,609,801
Aggregate indebtedness		
Accounts payable	$	5,500
Accrued commissions		84,519
Unearned revenue		30,024
Due to parent, net		531,408
Total aggregate indebtedness		651,451
Computation of Basic Net Capital Requirement		
Minimum net capital required, the greater of $5,000 or 6⅔% of aggregate indebtedness	$	43,430
Excess net capital	$	2,566,371
Ratio of aggregate indebtedness to net capital		0.25 to 1

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported was not included as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part IIA and the computation contained herein.

See accompanying independent auditors' report.

BDO

Tel: 714-957-3200
Fax: 714-957-1080
www.bdo.com

3200 Bristol Street, 4th Floor
Costa Mesa, CA 92626

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

To the Board of Directors
WNC Capital Corporation
Irvine, California

In planning and performing our audit of the financial statements of WNC Capital Corporation (the Company), as of and for the year ended August 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

October 20, 2011

BDO

Tel: 714-957-3200
Fax: 714-957-1080
www.bdo.com

3200 Bristol Street, 4th Floor
Costa Mesa, CA 92626

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to WNC Capital Corporation's SIPC Assessment Reconciliation

To the Board of Directors
WNC Capital Corporation
Irvine, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation ("SIPC") for the year ended August 31, 2011, which were agreed to by WNC Capital Corporation (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries consisting of disbursement registers and check copies or cancelled checks noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended August 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended August 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, consisting of general ledger, disbursement records and commission payment schedules, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, consisting of the general ledger, disbursement records and commission payment schedules, supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

October 20, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ____________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-047101 FINRA AUG 7/20/1994
WNC CAPITAL CORPORATION
17782 SKYPARK CIRCLE
IRVINE, CA 92614-6404

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 1,411

B. Less payment made with SIPC-6 filed (exclude interest) (407)

3/29/2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,004.

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,004

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WNC CAPITAL CORPORATION
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 12 day of October, 20 11.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions: